1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com william j. tuttle william.tuttle@dechert.com +1 202 261 3352 Direct +1 202 261 3009 Fax

April 7, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Alison White

Re:	Garrison Capital Inc.

Ladies and Gentlemen:

On behalf of Garrison Capital Inc., a Delaware corporation (the “Company”), we hereby respond to the supplemental comment raised by Alison White of the staff (the “Staff”) of the Securities and Exchange Commission regarding certain information in the Company’s proxy statement on Schedule 14A for the 2017 annual meeting of stockholders. For your convenience, a summary of the Staff’s comment is included in this letter, followed by the Company’s response.

1.	Please confirm that the Company believes that there was no unfair burden (within the meaning of Section 15(f)(1)(B) of the Investment Company Act of 1940, as amended (the “1940 Act”)) imposed on it as a result of the change of control transaction associated with the departure of Mr. Steven Stuart from Garrison Capital Advisers LLC (the “Adviser”).

Response:

The Company confirms that it believes that there was no unfair burden (within the meaning of Section 15(f)(1)(B) of the 1940 Act) imposed on it as a result of the change of control transaction associated with the departure of Mr. Stuart from the Adviser.

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United States Securities and Exchange Commission April 7, 2017 Page 2

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3352 (or by email at william.tuttle@dechert.com) or Erin M. Lett at 202.261.3397 (or by email at erin.lett@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle

William J. Tuttle

cc:	Brian Chase, Garrison Capital Inc.
Michael Butler, Garrison Capital Inc.